UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of April 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Lisbon, April 8, 2005

EXECUTION OF THE REORGANIZATION PROCESS OF EDP –

ENERGIAS DO BRASIL’S CORPORATE STRUCTURE

EDP – Energias do Brasil, S.A. (“Energias do Brasil”) – a fully owned subsidiary of EDP – Energias de Portugal S.A. (“EDP”) - signed yesterday an agreement concerning the reorganization of its subsidiaries Bandeirante Energia S.A. (“Bandeirante”), Iven S.A. (“Iven”), Espírito Santo Centrais Elétricas S.A. – Escelsa (“Escelsa”), Magistra Participações S.A. (“Magistra”) e Empresa Energética de Mato Grosso do Sul S.A. (“Enersul”). The current reorganization consists, fundamentally, in the roll-up of the abovementioned company’s minority shareholders into Energias do Brasil share capital. Upon completion of the process, EDP Brasil will have full ownership of these companies and their minority shareholders will hold approximately 30.7% in Energias do Brasil (see graph below).

EDP – Energias de Portugal, S.A.    Sociedade Aberta    Sede Praça Marquês de Pombal, 12    1250-162 Lisboa    Portugal

Capital Social € 3,656,537,715    Registada na C.R.C .de Lisboa sob o nº 1805    Pessoa Colectiva 500 697 256

This reorganization process - which will result in a more transparent and straightforward shareholding structure for the Energias do Brasil Group – pursues four main objectives: (i) to allow the concentration of the share capital of Energias do Brasil’s subsidiaries into one single entity thus providing increased liquidity to those company’s shareholders; (ii) to facilitate the implementation of management decisions directed at improving efficiency at the operating companies and reducing operational costs; (iii) to optimize tax efficiency throughout the Energias do Brasil Group; and (iv) to create the conditions for the fulfilment of ANEEL’s regulatory requirements regarding the unbundling of the generation, transmission and distribution activities of vertically integrated electricity companies in Brazil.

The exchange ratios associated to this reorganization were, under the legally applicable terms, object of independent valuations undertaken by specialized companies of national and international recognition. The exchange ratios were defined as follows:

Integration of Iven into Energias do Brasil

Company	Independent DCF valuation (in R$)	Value per share (in R$)	Exchange ratio (*)
Iven	832,867,000.00	1.39	—
Energias do Brasil	1,997,480,000.00	38.52	0.03604

(*)	Number of shares of Energias do Brasil for each share held at Iven.

Integration of Enersul into Escelsa

Company	Independent DCF valuation (in R$)	Value per share (in R$)	Exchange ratio (*)
Enersul	1,276,025,000.00	0.02	—
Escelsa	1,525,022,000.00	335.11	0.00007

(*)	Number of shares of Escelsa for each share held at Enersul.

Integration of Escelsa into Energias do Brasil

Company	Independent DCF valuation (in R$)	Value per share (in R$)	Exchange ratio (*)
Escelsa	1,525,022,000.00	335.11	—
Energias do Brasil	1,997,480,000.00	38.52	8.69965

(*)	Number of shares of Energias do Brasil for each share held at Escelsa.

Integration of Bandeirante into Energias do Brasil

Company	Independent DCF valuation (in R$)	Value per share (in R$)	Exchange ratio (*)
Bandeirante	1,423,358,000.00	0.04	—
Energias do Brasil	1,997,480,000.00	38.52	0.00095

(*)	Number of shares of Energias do Brasil for each share held at Bandeirante.

The reorganization process will be submitted to approval at the Extraordinary Shareholders’ Meetings of the respective companies, which will be held on April 29th, and will be subject to the previous approval of the regulatory entity of the Brazilian electricity sector (ANEEL). This reorganization process is expected to be concluded, either previously or simultaneously with the listing of Energias do Brasil shares in Bovespa (São Paulo stock market), which should occur until November 30th, 2005.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated April 8, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer